Filed Pursuant to Rule 424(b)(3)
Registration No. 333-155428

SUPPLEMENT NO. 1 DATED OCTOBER 20, 2009
TO THE PROSPECTUS DATED JUNE 8, 2009

REDWOOD MORTGAGE INVESTORS IX, LLC

This Supplement No. 1 updates the prospectus, dated June 8, 2009, of Redwood Mortgage Investors IX, LLC, a Delaware limited liability company. Important additional information regarding the company and the risks involved in investing in the company are contained in the prospectus. You should carefully read the prospectus along with this supplement. Unless otherwise defined in this supplement, all capitalized terms used have the meanings given them in the prospectus.

The purpose of this supplement is to describe the following:

- the status of the offering of units in the company
- additional suitability standards applicable to investors in Alabama, Michigan, Ohio and Oregon
- updated disclosure regarding certain risk factors associated with investing in the units
- additional disclosure regarding current economic trends affecting our business
- supplemental information regarding our reserve liquidity fund
- supplemental information in the "Management" section
- revised subscription agreement

There is a high degree of risk associated with investing in the units. See "Risk Factors" beginning on page 18 of the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if the prospectus or this supplement is truthful or complete. Any representation to the contrary is a criminal offense.

Status of the Offering

We commenced the initial public offering of our units on June 8, 2009. Until subscriptions for at least 1,000,000 units ($1,000,000) in the primary offering were received and accepted by us, all subscription payments were placed in an account held by the escrow agent, California Bank & Trust, in trust for the benefit of subscribers.

On October 5, 2009, we accepted subscriptions for, and held an initial closing on the sale of, 1,012,591.19 units in the primary offering and the escrow agent released subscription proceeds in the amount of $1,012,591.19.

Investor Suitability Standards

The section entitled "*INVESTOR SUITABILITY STANDARDS—Minimum Suitability Standards*" beginning on page 1 of the prospectus is hereby amended and restated in its entirety as follows:

Minimum Suitability Standards

We have established a minimum suitability standard which requires that you have either:

- a net worth (exclusive of home, furnishings and automobiles) of at least $70,000 plus an annual gross income of at least $70,000; or

- irrespective of annual gross income, a net worth of $250,000 (determined with the same exclusions).

In the case of sales to fiduciary accounts, such conditions must be met by the fiduciary, by the fiduciary account or by the donor who directly and indirectly supplied the funds for the purchase of units.

We have established these standards because the purchase of units is an illiquid investment. You will be required to represent to us that:

- you comply with the applicable standards; or

- you are purchasing in a fiduciary capacity for a person meeting such standards; or

- the standards are met by a donor who directly or indirectly supplies the funds for the purchase of units.

Several states have established suitability requirements that are more stringent than the standards that we have established and described above. Units will be sold only to investors in these states who meet the special suitability standards set forth below.

Alabama – In addition to our standard suitability standards, investors in Alabama must have a liquid net worth of at least ten times their investment in our units and any other similar investments (exclusive of such investor's home, furnishings and automobiles).

California – Investors in California must have (exclusive of such investor's home, furnishings and automobiles) (a) a gross annual income of not less than $65,000 and a liquid net worth of not less than $250,000, or (b) a liquid net worth of at least $500,000. In addition, investors in California must have an individual net worth of at least ten times their investment in our units (exclusive of such investor's home, furnishings and automobiles).

Michigan – In addition to our standard suitability standards, an investment in our units, together with any investment in our affiliates, by a Michigan investor may not exceed 10% of the liquid net worth (exclusive of such investor's home, furnishings and automobiles) of that investor.

Ohio – Investors in Ohio must have (exclusive of such investor's home, furnishings and automobiles) (a) an annual gross income of at least $70,000 and a net worth of at least $100,000, or (b) irrespective of annual gross income, a net worth of at least $250,000. In addition, an investment in our units, together with any investment in our affiliates, by an Ohio investor may not exceed 2% of the liquid net worth (exclusive of such investor's home, furnishings and automobiles) of that investor.

Oregon – In addition to our standard suitability standards, investors in Oregon must have a net worth (exclusive of such investor's home, furnishings and automobiles) of at least $250,000. In addition, an investment in our units, together with any investment in our affiliates, by an Oregon investor may not exceed 10% of the net worth (exclusive of such investor's home, furnishings and automobiles) of that investor.

Our managers and each person selling units on our behalf, including the participating broker-dealers, will make every reasonable effort to determine that each prospective investor complies with the investor suitability standards. We will not accept subscriptions from you if you are unable to represent in your subscription agreement that you meet such standards.

Under the laws of certain states, transferees may be required to comply with the suitability standards set forth herein as a condition to substitution as a member in the limited liability company. We will require certain assurances that such standards are met before agreeing to any transfer of the units.

You should only purchase units if you have adequate financial means, desire a relatively long term investment, and do not anticipate any need for immediate liquidity.

Risk Factors

The risk factor entitled *"The Reduction in Availability of Mortgage Lending and the Volatility and Reduction in Liquidity in the Financial Markets May Adversely Affect Our Results"* on page 28 of the prospectus is hereby amended and restated in its entirety as follows:

The Reduction in Availability of Mortgage Lending and the Volatility and Reduction in Liquidity in the Financial Markets May Adversely Affect Our Results	In recent years, the mortgage lending industry has experienced significant instability. Due to factors such as defaults on subprime loans and the resulting decline in the market value of such loans, lenders, investors and regulators have questioned the adequacy of lending standards and other credit requirements for mortgage loans in recent years. Deterioration in credit quality among subprime and other nonconforming loans has caused substantially all lenders to eliminate subprime mortgages and most other non-conforming loans. Fewer loan options, stricter loan qualifications and other limitations or restrictions on the availability of those types of financings make it more difficult for some borrowers to finance the purchase of new and existing homes. These factors have reduced the affordability of homes and the pool of qualified homebuyers and made it more difficult to sell to first time and first time move-up buyers which have long made up a substantial part of the affordable housing market. These reductions in demand would increase the likelihood of defaults on our loans and, consequently, reduce our ability to pay distributions to our shareholders, and the duration and severity of the effects remain uncertain.

The following new risk factor entitled *"A Prior Public Mortgage Program With Similar Investment Objectives Sponsored By Our Managers Is Experiencing Declines in Cash Flows"* is hereby inserted on page 28 of the prospectus (as the second risk factor on such page):

A Prior Public Mortgage Program With Similar Investment Objectives Sponsored By Our Managers is Experiencing Declines in Cash Flows	Due to recent declines in real estate values and limited availability of credit in the current financial markets, and the resulting reduction in demand for real estate acquisition, many existing borrowers are experiencing difficulties in refinancing their loans or selling their properties to repay debt obligations. As a result, many mortgage lenders, including Redwood Mortgage Investors VIII ("RMI VIII"), a prior public mortgage program sponsored by our managers, have been experiencing declines in cash flows from reduced loan payoffs, increased loan delinquencies, and increased needs for cash reserves. RMI VIII's investment objectives and strategy are substantially similar to ours. Like

us, RMI VIII makes loans primarily secured by first and second deeds of trust on California real estate, including residential, commercial and multifamily properties, as well as land. From time to time, loan originations in one sector or property type become more active due to prevailing market conditions. As a result, in recent years RMI VIII's portfolio has become more heavily weighted in residential condominiums and condominium complexes than in other property types. Recovery of the condominium sector of the real estate market is generally expected to lag behind the single-family residential market. Availability of financing for condominium properties has been, and will likely continue to be, severely constricted and difficult to obtain.

Faced with an increasing number of borrowers that are unable to meet their repayment obligations over the past year, RMI VIII has entered into an increasing number of workout agreements and filed a greater number of default notices than in the past. A workout agreement allows the borrower to extend the maturity date of the balloon payment and/or allows the borrower to make current monthly payments while deferring for periods of time, past due payments, or allows time to pay the loan in full. By deferring maturity dates of balloon payments or deferring past due payments, however, workout agreements may adversely affect the lender's cash flow. A foreclosure may result in RMI VIII becoming the owner of the real estate which originally secured the loan.

Given the current economic environment, it is anticipated that RMI VIII will acquire more real estate through foreclosures than it has historically. RMI VIII may choose to hold many of the properties it forecloses upon for periods of time rather than immediately selling the properties, particularly where the property has the potential to generate rental income or the value of the property can be enhanced through improvements. In the interim, this will result in RMI VIII being a holder of both debt and equity on California real estate and will require RMI VIII to expend time, effort and resources toward the management of such properties.

In response to the above conditions and in an effort to preserve cash for partnership operations in the current economic environment, in March 2009, RMI VIII, suspended payments to withdrawing partners until further notice and has since significantly reduced the amount of distributions made to investors. Redwood Mortgage Investors VIII is unable to predict when suspension of liquidations will be lifted or the payment of distributions will increase, as it will depend on general economic and capital market conditions and recovery of the real estate market. RMI VIII will continue to be affected by these forces until such time as economic conditions improve or stabilize.

We may experience declines in cash flow and increases in loan delinquencies similar to that experienced by other mortgage lenders, such as RMI VIII. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION – Recent Economic Trends Affecting Our Business" in this Supplement and "PRIOR PERFORMANCE SUMMARY – Liquidity Events; Major Adverse Developments" on pages 57 - 58 of the prospectus.

The risk factor entitled *"Our Managers Will Make Only a Limited Cash Contribution To Us and We Will Initially Be Thinly Capitalized"* on page 31 of the prospectus is hereby moved to page 29 of the prospectus (as the second risk factor under the section entitled *"RISK FACTORS—Investment Risks"*) and amended and restated in its entirety as follows:

Our Managers Will Make Only a Limited Cash Contribution to Us and We Will Initially be Thinly Capitalized	In connection with our formation, one of our managers, Gymno Corporation, made a cash capital contribution to us of $10,000. Upon the admission of members pursuant to this offering, we will promptly refund the $10,000 capital contribution to Gymno Corporation, upon which it will be withdrawn as our initial member. Accordingly, we will have an initial capitalization of only $10,000 and consequently will be dependent on our managers for the payment of our organizational and offering expenses until sufficient proceeds are raised in this offering. However, there can be no assurance that our managers will have sufficient funds to financially support us.

Given the limited obligation of our managers to make initial and ongoing cash contributions to the company, our ability to adequately capitalize the company will be dependent on our ability to obtain sufficient cash contributions from outside investors in this offering. There is no assurance that we will be able to raise sufficient proceeds in this offering to adequately capitalize the company and to implement our investment strategy or achieve our investment objective. |

The risk factors entitled *"You Must Rely on Our Managers for Management Decisions; You Will Have No Control Over Our Operations"* on page 32 of the prospectus, *"Because We Do Not Have Independent Directors, Members May Have Less Protection Against Affiliated Transactions and Conflicts of Interests"* on page 33 of the prospectus, and *"Because We Do Not Have an Audit or Compensation Committee, Members Will Have To Rely On Our Managers, Who Are Not Independent, To Perform These Functions"* on page 33 of the prospectus, are each hereby moved to page 30 of the prospectus and inserted immediately following the risk factor entitled *"There is No Assurance You Will Receive Cash Distributions"*.

The following new risk factor entitled *"We Will Rely on Independent Broker-Dealers to Sell Units in this Offering"* is hereby inserted on page 36 of the prospectus (as the final risk factor under the section entitled "*RISK FACTORS – Investment Risks*"):

We Will Rely on Independent Broker-Dealers to Sell Units in This Offering	We are offering the units through selected broker-dealers who are members of FINRA. None of the broker-dealers participating in this offering will be affiliated with our sponsors or our managers. Because we do not have a captive or affiliated broker-dealer that will be exclusively or primarily focused on selling our units, our ability to successfully complete this offering will depend, in large part, on our ability to develop and maintain relationships with a sufficient number of unaffiliated participating broker-dealers. These broker-dealers are engaged in the sale of various securities and investment products beyond those offered by us, including those of competing mortgage programs. In the event we are unable to enter into selling agreements with a sufficient number of qualified participating broker-dealers, or if those participating broker-dealers engaged by us fail to devote sufficient time and attention to the marketing of our units, we may be unable to raise a sufficient amount of funds in this offering as may be necessary to enable us to be successful.

Supplemental Information Regarding Current Economic Trends

The section entitled "*MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION*" beginning on page 73 of the prospectus is hereby amended by inserting the following new disclosures at the end of such section, on page 78 of the prospectus:

Recent Economic Trends Affecting Our Business

Once active operations begin, we will make mortgage loans primarily secured by deeds of trust on California real estate. The majority of our lending will be concentrated in the San Francisco Bay Area and its outlying communities. The economic health of California and in particular, the San Francisco Bay Area, plays a significant role in the performance of the local real estate industry, and property values which provide the underlying collateral for our loans. In December 2007, California, along with the rest of the United States, began to experience what has turned out to be the most severe and prolonged economic recession in more than 50 years. The downward trend in economic productivity and the depth of the recession accelerated significantly in the fourth quarter of 2008 when the national gross domestic product declined at an annual rate of 5.4% and continued to decline in the first and second quarters of 2009; at an annual rate of 6.4% and 1.0%, respectively.

During this recession, many events have buffeted the United States economy, particularly the financial system and the business sector. These events include, among others: the failure of brokerage firm Lehman Brothers; the forced merger of the brokerage firm Bear Stearns; the governmental bailout of insurance giant AIG; the government takeover of both Fannie Mae and Freddie Mac (the largest holders of residential mortgages in the United States); the merger of Bank of America with Countrywide (the third largest holder of residential mortgages in the United States); the forced merger of Wachovia Bank; the takeovers of over 69 banks by the FDIC in 2009; governmental financial assistance provided to United States automakers; the bankruptcies of Chrysler Corporation and General Motors; and historic write downs of mortgages held by banks. These factors have exposed the financial system to increased risks and decreased consumer confidence.

In response to the turmoil in the financial markets and to help bolster the financial system and the economy, the United States government, through the Federal Reserve and Treasury, has adopted many measures. These measures include among others, two financial stimulus packages, enactment of the Troubled Asset Relief Program (TARP) to provide capital to financial institutions, reduction of the Federal Funds Rate to a range of 0.00% to 0.25%, and enactment of the Emergency Economic Stabilization Act. The impact of these actions and future actions will take time to produce positive results.

In response to the reduced economic activity, businesses have made significant reductions in their workforces, which have caused an increase in unemployment. Since January of 2008, the national unemployment rate has risen dramatically from 4.9% to 9.5% as of June 2009. Likewise, California's unemployment rate has increased from 6.1% in January 2008 to 11.6% as of June 2009. The escalation of unemployment has caused borrowers losing jobs to have a difficult time meeting their financial obligations and caused concerns among workers regarding their job security. Both of these factors have lowered overall confidence, particularly as it relates to one's own financial circumstances.

The rise in residential real estate values to all-time highs from 2003 to 2006, and the subsequent steep value declines in many residential real estate markets, have furthered the downturn in consumer confidence and has been a leading cause of the current recession. The median sales price of an existing California home, as reported by Dataquick, was $246,000 in June 2009, a 10.0% increase from March 2009 but a 25.0% drop from $328,000 in June 2008. These value declines from 2008 have caused great difficulties for residential owners and their lenders. As residential real estate values declined, borrowers that had obtained subprime and high loan-to-value mortgages began to default in high percentages on their mortgage obligations. These defaults were due to a variety of reasons, including borrowers' inability to manage their mortgage payments, dramatic increases in mortgage payments from adjustable rate mortgage loans, rising unemployment and reduced or negative equity. As borrowers defaulted upon their loans in record numbers and property values fell, real estate lenders have sought to minimize risk and became more cautious in their real estate lending activities.

In California, loan defaults and the subsequent filings of notices of default to enforce lenders' remedies against defaulted borrowers rose throughout most of 2007 and 2008. However in the second quarter of 2009, the number of notices of default filed decreased by 8.0% from the first quarter of 2009, but was 2.5% higher than the second quarter of 2008. Likewise, trustee's deeds issued at the foreclosure sale of a property decreased in San Francisco County from 142 during the second quarter of 2008 to 136, or 1.1 per 1,000 homes, during the second quarter of 2009. That number also decreased in Los Angeles County from 9,568 during the second quarter 2008 to 6,922, or 1.0 per 1,000 homes, during the second quarter of 2009.

Increased defaults, declining real estate values and losses on some loans have led to more restrictive loan to value requirements, more stringent underwriting standards and the elimination of a wide variety of lending programs, which in turn has significantly reduced the number of potential buyers and borrowers for both residential and commercial property. At the same time, owners desiring to sell property often must face the prospect of selling at prices less than their acquisition cost, resulting in a loss to the owner. Lenders on secured properties often find the decline in values has tightened their lendable equity or in some instances resulted in their loan being larger than the collateral property is worth. Borrowers owning residential properties may also find it difficult to refinance or sell their properties. This may cause or even force borrowers to hold their existing financing longer than they normally would choose or originally anticipated due to the lack of other financing alternatives or the inability to sell the property and pay off the existing debt through property sale.

Lenders' aversion to real estate secured lending has left FHA, Fannie Mae and Freddie Mac, and large, well-capitalized portfolio lenders as the primary sources of capital, and even these sources are tightening their lending guidelines. Fannie Mae and Freddie Mac have created two types of maximum loan amounts they are willing to purchase. For most single family properties there are "Conforming" loans, which are loans up to $417,000 and in some of the higher-priced regions of California, such as the San Francisco Bay Area, "High Cost" loans which are up to $729,750.

In all respects, money available for real estate lending has been greatly curtailed. Access to borrowed monies is the lifeblood to a functioning real estate market and the recent restrictions and reductions have led to an overall reduction in real estate activity. We will seek to enter the void created by the reduction in lenders and lending activity. By doing so we believe that excellent lending opportunities exist with strong credit borrowers and good equity margins on the securing collateral.

Supplemental Information Regarding Reserve Liquidity Fund

Footnote (5) to the table in the "*USE OF PROCEEDS*" section on page 41 of the prospectus is hereby amended and restated in its entirety as follows:

(5)   We anticipate maintaining an average balance of a reserve liquidity (i.e., working capital reserve) fund equal to the lesser of 2% of the gross proceeds of the offering and 2% of our capital originally committed to investment in mortgages, for the purpose of covering our unexpected cash needs, including carrying costs, operating expenses and other obligations. Such reserve funds will not be used for the purpose of making distribution or redemption payments to members.

Supplemental Information in "MANAGEMENT" Section

The second sentence of the second paragraph under the section entitled "*MANAGEMENT—General*" on page 58 of the prospectus is hereby amended to add the words "*and their affiliates*" after the word "managers." As amended, the sentence shall read in its entirety as follows: "The managers and their affiliates are not entitled to receive real estate brokerage commissions, property management fees or insurance services fees."

In addition, the section entitled "*MANAGEMENT—Affiliates of Our Managers*" on page 59 of the prospectus is hereby amended and restated in its entirety as follows:

Affiliates of Our Managers.

The Redwood Group, Ltd. The Redwood Group, Ltd., a California corporation, is a diversified financial services company specializing in various aspects of the mortgage lending and investment business. Its various subsidiaries have arranged over $1 billion dollars in loans secured in whole or in part by first, second and third deeds of trust. Its subsidiaries include Redwood Mortgage Corp. and A & B Financial Services, Inc. Michael R Burwell has a controlling interest through individual stock ownership and trusts in The Redwood Group, Ltd.

Michael R. Burwell. Michael R. Burwell, age 52, President, Director, Chief Financial Officer, Redwood Mortgage Corp. (1979-present); Director, Secretary and Treasurer A & B Financial Services, Inc. (1980-present); President, Director, Chief Financial Officer and Secretary of Gymno Corporation (1986-present); President, Director, Secretary and Treasurer of The Redwood Group, Ltd. (1979-present); past member of Board of Trustees and Treasurer, Mortgage Brokers Institute (1984-1986). Mr. Burwell is licensed as a real estate sales person. Mr. Burwell was a general partner of each of the RMI, RMI II and RMI III. Mr. Burwell is a general partner of each of RMI IV, RMI V, RMI VI, RMI VII and RMI VIII. Mr. Burwell attended the University of California, at Davis from 1975-1979.

Theodore J. Fischer. Theodore J. Fischer, age 58, Director and Vice President of Redwood Mortgage Corp. (1980-present); licensed real estate broker (1979-present); Assistant Vice President, Western Title Insurance Co. (1977-1980); Business Development representative, Transamerica Title Insurance Co. (1976-1977). Mr. Fischer attended San Jose State University from 1970-1974.

Diana B. Mandarino. Diana B. Mandarino, age 62, Director and Executive Vice President of Redwood Mortgage Corp. (2001-present), Director of Sales and Marketing, Redwood Mortgage Investors (1995-present), Sr. Vice President, Rancon Securities Corp. (1982-1995), Marketing and Sales Assistant, Belmont Reid & Co. Investment Group, (1977-1982); Member and past President of Financial Planning Association, Silicon Valley Chapter. Ms. Mandarino attended Foothill Community College from 1965-1967.

Subscription Agreement

Attached to this supplement is a revised form of subscription agreement (Exhibit B to the prospectus) for use by investors when subscribing to purchase our units. We have modified the subscription agreement to reflect our receipt of the minimum of $1,000,000 units ($1,000,000) in the primary offering.

SUBSCRIPTION AGREEMENT AND POWER OF ATTORNEY

REDWOOD MORTGAGE INVESTORS IX, LLC
A DELAWARE LIMITED LIABILITY COMPANY

The undersigned hereby applies to purchase units in REDWOOD MORTGAGE INVESTORS IX, LLC (the "company") in accordance with the terms and conditions of the limited liability company operating agreement attached as Exhibit A to the prospectus dated June 8, 2009.

1.   Representations and Warranties. The undersigned represents and warrants to the company and its managers as follows:

(a)   I have received the prospectus dated June 8, 2009 and I accept and agree to be bound by the terms and conditions of the organizational documents of the company.

(b)   I am aware that this subscription may be rejected in whole or in part by the managers in their sole and absolute discretion; that my investment, if accepted, is subject to certain risks described in part in "RISK FACTORS" set forth in the prospectus; and that there will be no public market for units, and accordingly, it may not be possible for me to readily liquidate my investment in the company.

(c)   I understand that units may not be sold or otherwise disposed of without the prior written consent of the managers, which consent may be granted or withheld in their sole discretion, that any transfer is subject to numerous other restrictions described in the prospectus and in the limited liability company operating agreement, and that if I am a resident of California or if the transfer occurs in California, any such transfer is also subject to the prior written consent of the California Commissioner of Corporations. I have liquid assets sufficient to assure myself that such purchase will cause me no undue financial difficulties and that I can provide for my current needs and possible personal contingencies, or if I am the trustee of a retirement trust, that the limited liquidity of the units will not cause difficulty in meeting the trust's obligations to make distributions to plan participants in a timely manner.

(d)   I am of the age of majority (as established in the state in which I am domiciled) if I am an individual, and in any event, I have full power, capacity, and authority to enter into a contractual relationship with the company. If acting in a representative or fiduciary capacity for a corporation, partnership or trust, or as a custodian or agent for any person or entity, I have full power or authority to enter into this subscription agreement in such capacity and on behalf of such corporation, partnership, trust, person or entity.

(e)   I am buying the units solely for my own account, or for the account of a member or members of my immediate family or in a fiduciary capacity for the account of another person or entity and not as an agent for another.

(f)   I acknowledge and agree that counsel representing the company, the managers and their affiliates does not represent me and shall not be deemed under the applicable codes of professional responsibility to have represented or to be representing me or any of the members in any respect.

(g)   If I am buying the units in a fiduciary capacity or as a custodian for the account of another person or entity, I have been directed by that person or entity to purchase the unit(s), and such person or entity is aware of my purchase of units on their behalf, and consents thereto and is aware of the merits and risks involved in the investment in the company.

BY MAKING THESE REPRESENTATIONS, THE INVESTOR HAS NOT WAIVED ANY RIGHT OF ACTION AVAILABLE UNDER APPLICABLE FEDERAL OR STATE SECURITIES LAWS INCLUDING BUT NOT LIMITED TO THE SECURITIES ACT OF 1933.

2.   Power of Attorney. The undersigned hereby irrevocably constitutes and appoints the managers, and each of them, either one acting alone, as his true and lawful attorney-in-fact, with full power and authority for him, and in his name, place and stead, to execute, acknowledge, publish and file:

(a)   The limited liability operating agreement and any amendments thereto or cancellations thereof required under the laws of the State of Delaware;

(b)   Any other instruments, and documents as may be required by, or may be appropriate under, the laws of any state or other jurisdiction in which the company is doing or intends to do business; and

(c)   Any documents which may be required to effect the continuation of the company, the admission of an additional or substituted member, or the dissolution and termination of the company.

The power of attorney granted above is a special power of attorney coupled with an interest, is irrevocable, and shall survive the death or incapacity of the undersigned or, if the undersigned is a corporation, partnership, trust or association, the dissolution or termination thereof. The power of attorney shall also survive the delivery of an assignment of units by a member; provided, that where the assignee thereof has been approved by the managers for admission to the company as a substituted member, such power of attorney shall survive the delivery of such assignment for the sole purpose of enabling the managers to execute, acknowledge, file and record any instrument necessary to effect such substitution.

3.   Acceptance. This subscription agreement will be accepted or rejected by the managers within thirty (30) days of its receipt by the company. The managers also reserve the right to revoke its acceptance within such thirty (30) day period. Upon acceptance, this subscription will become irrevocable, and will obligate the undersigned to purchase the number of units specified herein, for the purchase price of $1 per unit. The managers will return a countersigned copy of this subscription agreement to accepted members, which copy (together with my canceled check) will be evidence of my purchase of units.

4.   Payment of Subscription Price. The full purchase price for units is $1 per unit, payable in cash concurrently with delivery of this subscription agreement. I understand that my subscription funds will be deposited into a subscription account upon receipt, but that I will not be admitted as a member of the company until this subscription agreement has been accepted by the managers. If my subscription is accepted, I will be admitted as a member of the company not later than the last day of the calendar month following the date my subscription was accepted. In the interim, my subscription funds will earn interest at passbook savings accounts rates. Such interest will be returned to me after I am admitted to the company.

5.   THE UNDERSIGNED AGREES TO INDEMNIFY AND HOLD REDWOOD MORTGAGE INVESTORS IX, LLC, A DELAWARE LIMITED LIABILITY COMPANY, AND ITS MANAGERS AND OTHER AGENTS AND EMPLOYEES HARMLESS FROM AND AGAINST ANY AND ALL CLAIMS, DEMANDS, LIABILITIES, AND DAMAGES, INCLUDING, WITHOUT LIMITATION, ALL ATTORNEYS' FEES WHICH SHALL BE PAID AS INCURRED) WHICH ANY OF THEM MAY INCUR, IN ANY MANNER OR TO ANY PERSON, BY REASON OF THE FALSITY, INCOMPLETENESS OR MISREPRESENTATION OF ANY INFORMATION FURNISHED BY THE UNDERSIGNED HEREIN OR IN ANY DOCUMENT SUBMITTED HEREWITH.

6.   Signature. The undersigned represents that: (a) I have read the foregoing and that all the information provided by me is accurate and complete; and (b) I will notify the managers immediately of any material adverse change in any of the information set forth herein which occurs prior to the acceptance of my subscription.

Type of Ownership: (check one)

[ ] **INDIVIDUAL**   * [ ] **IRA** (Investor and Custodian must sign)

[ ] **TRUST** (Trustee signature required)   * [ ] **ROTH IRA** (Investor and Custodian must sign)
      (Title page, Successor Trustee page and signature
      pages of the Trust Agreement MUST be enclosed)   * [ ] **SEP/IRA** (Investor and Custodian must sign)

* [ ] **JOINT TENANTS WITH RIGHTS   [ ] **PENSION PLAN** (Trustee signature required)
        OF SURVIVORSHIP**

* [ ] **COMMUNITY PROPERTY**   [ ] **PROFIT SHARING PLAN** (Trustee signature required)

* [ ] **TENANTS IN COMMON**   [ ] **401(k)** (Trustee signature required)

[ ] **TOD – Transfer On Death**   [ ] **OTHER** (Please describe)
      (must be titled as an Individual or as
      Joint Tenants only – special form required)   _____

* Two or more signatures required.

1.	**INVESTOR NAME AND ADDRESS**	Complete this section for all accounts. <u>If asset is in a qualified plan Item 2 must also be completed</u>. All checks and correspondence will go to this address unless another address is listed in Items 2 or 5 below.

[ ] Mr.   [ ] Mrs.   [ ] Ms.   [ ] Dr.

_____
Name as it will appear on the account (How title should be held)

_____
(Additional Name(s) if held in joint tenancy, community property, tenants-in-common)

_____
Street Address

_____
City   State   Zip Code

_____
Home Phone Number   Social Security #/Taxpayer ID#
A Social Security Number or Tax ID is

_____
Alternate Phone Number   **required for all accounts.**

2. **CUSTODIAN REGISTRATION**

Name of Custodian: _____
Please print here the exact name of Custodian

_____
Address

_____
City   State   Zip Code

_____
Taxpayer ID#   Client Account Number

SIGNATURE:

(X) _____
(Custodian)

3. **INVESTMENT**
Minimum initial investment 2,000 units ($2,000); minimum additional investment for existing member 1,000 units ($1,000). Partial unit purchases are acceptable.

Number of units to be purchased   _____

Amount of payment enclosed   _____

Please make check payable to **"Redwood Mortgage Investors IX, LLC"**.

Check one: [ ] Initial Investment   [ ] Additional Investment

A completed Subscription Agreement is required for each initial and additional investment

4. **DISTRIBUTIONS**

Please check one of the following. Please note that all custodial account distributions not reinvested pursuant to the Distribution Reinvestment Plan will be directed to the custodian listed in Item 2.

Check One: [ ] I elect to participate in the Distribution Reinvestment Plan.

                 [ ] I elect to have cash distributions paid to me.

| 5. | **ALTERNATE ADDRESS FOR DISTRIBUTIONS** | If cash distributions are to be sent to an address other than that listed in Item 1 or 2; please enter the information here. All other communications will be mailed to the investor's registered address of record under Item 1. In no event will the company or its affiliates be responsible for any adverse consequences of direct deposits. |

Name	Client Account #

Address

City	State	Zip Code

DIRECT DEPOSIT
(Electronic Funds Transfer) **Check one:** **Checking: [ ]** **Savings: [ ]**

(Must attach <u>original</u> voided check for checking account deposits, deposit slip for savings account deposits)

| 6. | **SIGNATURES** | Please read and initial each of the representations below: |

		Investor	**Joint Investor**
(a)	I have received the Prospectus for the company, and I accept and agree to be bound by the terms and conditions of the Prospectus	_____	_____
(b)	I have a net worth (exclusive of home, furnishings, auto) of $70,000 and an annual gross income of at least $70,000 or a net worth of $250,000 (exclusive of home, furnishings, auto), or that I meet the higher suitability requirements imposed by my state of residence as set forth in the prospectus (including any supplements thereto) under "Investor Suitability Standards."	_____	_____
(c)	I am purchasing the units for my own account, and I acknowledge that there is no public market for the units.	_____	_____
(d)	I am not an Unacceptable Investor; as such term is defined in the Prospectus under "Suitability Standards – Restrictions Imposed by the USA Patriot and Related Acts."	_____	_____
(e)	I am able to withstand the loss of my investment.	_____	_____
(f)	I have been informed by the participating broker-dealer firm specified herein, if any, of all pertinent facts relating to the lack of liquidity or marketability of this investment.	_____	_____

You do not waive any right you may have under the Securities Act of 1933, the Securities Exchange Act of 1934 or any state securities law by executing the Subscription Agreement. A sale of units may not be completed until you have been in receipt of the final Prospectus for at least 5 business days. If your Subscription Agreement is accepted, we will return to you a countersigned copy of the Subscription Agreement, which will constitute confirmation of your purchase of units.

IN WITNESS WHEREOF, the undersigned has executed below this _____day

of _____, 20_____, at _____ (City)

Investor's primary residence is in _____ (State)

(X) _____
(Investor Signature and Title)

(X) _____
(Investor Signature and Title)

7. BROKER-DEALER INFORMATION
(To be completed by selling broker-dealer)

The undersigned broker-dealer hereby certifies that (i) a copy of the prospectus, as amended and/or supplemented to date, has been delivered to the above investor the requisite number of days prior to the date the Subscription Agreement was delivered to the company; and (ii) that the appropriate suitability determination as set forth in the prospectus has been made and that the appropriate records are being maintained.

Original Signatures Required

(X) _____

Broker-Dealer Authorized Signature (required on all applications by broker-dealer affiliated representatives)

Broker-Dealer Name: _____

Street Address: _____

City, State, Zip Code: _____

Registered Representative/Advisor

Name: _____

Street Address: _____

City, State, Zip Code _____

Phone No.: _____

Email: _____

The registered representative or advisor, by signing below, certifies that he or she has reasonable grounds to believe, on the basis of information obtained from the investor concerning his or her investment objectives, other investments, financial situation and needs and any other information known by the selling broker-dealer, if any, that investment in the units is suitable for the investor and that suitability records are being maintained; and that he or she has informed the investor of all pertinent facts relating to the liquidity and marketability of the units.

Registered Representative/Advisor Signature:

(X) _____

Registered Investment Advisor (RIA) and Non-Commission Sales

[ ] Please check the box if this investment is made through an RIA charging no commission on this sale or otherwise is made with no commission paid to the RIA or participating broker-dealer.

This option is not available through all broker-dealers. Please contact Redwood Mortgage Investors for more information.

(If an owner or principal or any member of the RIA firm is a FINRA licensed registered representative affiliated with a broker-dealer, the transaction should be conducted through that broker-dealer for administrative purposes, not through the RIA.)

Complete this page only if this is an RIA/non-commission sale

REGISTERED INVESTMENT ADVISOR INFORMATION

Are you a Registered Investment Advisor ("RIA") under applicable state or federal law?   [ ]YES   [ ]NO

Broker-Dealer Affiliated?   [ ]YES   [ ]NO   Broker-Dealer Name _____

The advisor certifies (i) that if the advisor is affiliated with an FINRA firm, that all fees received by him in connection with this transaction will be run through the books and records of the FINRA member firm in compliance with Notice to Members 96-33 and Rules 3030 and 3040 of the NASD Conduct Rules; (ii) that if the investor has elected to pay client fees from earnings, the advisor hereby represents and warrants that he is a registered investment advisor under applicable federal and/or state securities laws; (iii) that, if applicable, the advisor understands and acknowledges that neither the company or the managers shall have any liability to him with respect to any client fees paid from members' earnings under the authorization agreement and that the managers and the company in no way guarantee that there will be sufficient cash for distribution to members and, thus in the case of a signed authorization agreement, sufficient cash for the member to pay the client fees from earnings; and (iv) that, in any dispute between the advisor and the member regarding payment of client fees, the company and the managers will respect the wishes of the member and that the managers and the company will have no liability to the advisor as a result thereof.

Please check applicable box.

[ ] **Yes, client fees paid.** If client fees are to be paid, the AUTHORIZATION TO MAKE PAYMENTS OF CLIENT FEES (below) must be completed and signed by the investor and the advisor.

[ ] **No client fees paid from earnings or distributions**


REDWOOD MORTGAGE INVESTORS IX, LLC
AUTHORIZATION TO MAKE PAYMENTS OF CLIENT FEES
FOR MEMBERS WHO UTILIZE THE SERVICES OF REGISTERED INVESTMENT ADVISORS


By signing this authorization the undersigned hereby authorizes and directs the company to pay to the person or entity set forth below as the payee an estimated annual amount equal to _____% (not more than 2% annually) of the undersigned's capital account ("client fees"). All client fees payable will be calculated on a monthly basis based upon the capital account balance of the member at the end of the month, and such client fees shall be paid to the advisor on a monthly basis. The capital accounts of the members who elect to pay client fees through the company will be less than the capital accounts of members who do not pay client fees or who do not pay client fees through the company.

The undersigned acknowledges and agrees that neither the company nor the managers shall have any liability for disbursements made pursuant to this authorization. The undersigned acknowledges that all periodic cash distributions by the company are non-cumulative. Further, the undersigned acknowledges that the managers are in no way guaranteeing that there will be sufficient cash flow for periodic cash distributions or that such distributions will be sufficient to make the payments authorized by this agreement. In the event of insufficient earnings, the company and the managers shall have no liability to the undersigned or the payee. The undersigned further acknowledges and agrees that the company is authorized to comply with this request unless and until this authorization is expressly revoked in writing.

PAYEE (ADVISOR) [1]   INVESTOR

_____   _____
Name of Payee - Please Print   Name of Investor - Please Print

_____   _____
Authorized Signature of Payee   Signature of Investor

_____   _____
Firm Name   Signature of Joint Investor (if applicable)

_____

[1]*If the advisor is affiliated with a FINRA broker-dealer firm, all fees received by him or her in connection with this transaction will be run through the books and records of the FINRA member in compliance with Notice to Members 96-33 and Rules 3030 and 3040 of the NASD Conduct Rules*

(Office Use Only)

8. ACCEPTANCE
This subscription will not be an effective agreement until it or a facsimile is signed by a manager of Redwood Mortgage Investors IX, LLC, a Delaware Limited Liability Company

This subscription accepted

REDWOOD MORTGAGE INVESTORS IX, LLC,
A Delaware Limited Liability Company
900 Veterans Blvd., Suite 500
Redwood City CA 94063
(650) 365-5341

By: ______________________________

Investor #: ______________ Date Entered: ______________

Check Amount: $______________ Check Date: ______________

Check Number: ______________

7

SPECIAL NOTICE FOR CALIFORNIA RESIDENTS ONLY
COMMISSIONER'S RULE 260.141.11
260.141.11 RESTRICTION ON TRANSFER

(a) The issuer of any security upon which a restriction on transfer has been imposed pursuant to Sections 260.102.6, 260.141.10 or 260.534 shall cause a copy of this section to be delivered to each issuee or transferee of such security.

(b) It is unlawful for the holder of any such security to consummate a sale or transfer of such security, or any interest therein, without the prior written consent of the Commissioner (until this condition is removed pursuant to Section 260.141.12 of these rules), except:

(1) to the issuer;

(2) pursuant to the order or process of any court;

(3) to any person described in Subdivision (i) of Section 25102 of the Code or Section 260.105.14 of these rules;

(4) to the transferor's ancestors, descendants or spouse or any custodian or trustee for the account of the transferor or the transferor's ancestors, descendants or spouse; or to a transferee by a trustee or custodian for the account of the transferee or the transferee's ancestors, descendants or spouse;

(5) to the holders of securities of the same class of the same issuer;

(6) by way of gift or donation inter vivos or on death;

(7) by or through a broker-dealer licensed under the Code (either acting as such or as a finder) to a resident of a foreign state, territory or country who is neither domiciled in this state to the knowledge of the broker-dealer, nor actually present in this state if the sale of such securities is not in violation of any securities law of the foreign state, territory or country concerned;

(8) to a broker-dealer licensed under the Code in a principal transaction, or as an underwriter or member of an underwriting syndicate or group;

(9) if the interest sold or transferred is a pledge or other lien given by the purchaser to the seller upon a sale of the security for which the Commissioner's written consent is obtained or under this rule is not required;

(10) by way of a sale qualified under Sections 25111, 25112, or 25113, or 25121 of the Code, of the securities to be transferred, provided that no order under Section 25140 or Subdivision (a) of Section 25143 is in effect with respect to such qualification;

(11) by a corporation to a wholly owned subsidiary of such corporation, or by a wholly owned subsidiary of a corporation to such corporation;

(12) by way of an exchange qualified under Section 25111, 25112, or 25113 of the Code, provided that no order under Section 25140 or Subdivision (a) of Section 25148 is in effect with respect to such qualification;

(13) between residents of foreign states, territories or countries who are neither domiciled nor actually present in this state;

(14) to the State Controller pursuant to the Unclaimed Property Law or to the administrator of the unclaimed property law of another state; or

(15) by the State Controller pursuant to the Unclaimed Property Law or to the administrator of the unclaimed property law of another state, if, in either such case, such person (i) discloses to potential purchasers at the sale that transfer of the securities is restricted under this rule, (ii) delivers to each purchaser a copy of this rule, and (iii) advises the Commissioner of the name of each purchaser;

(16) by a trustee to a successor trustee when such transfer does not involve a change in the beneficial ownership of the securities, provided that any such transfer is on the condition that any certificate evidencing the security issued to such transferee shall contain the legend required by this section.

(c) The certificates representing all such securities subject to such a restriction on transfer, whether upon initial issuance or upon any transfer thereof, shall bear on their face a legend, prominently stamped or printed thereon in capital letters of not less than 10-point size, reading as follows:

"IT IS UNLAWFUL TO CONSUMMATE A SALE OR TRANSFER OF THIS SECURITY, OR ANY INTEREST THEREIN, OR TO RECEIVE ANY CONSIDERATION THEREFOR, WITHOUT THE PRIOR WRITTEN CONSENT OF THE COMMISSIONER OF CORPORATIONS OF THE STATE OF CALIFORNIA, EXCEPT AS PERMITTED IN THE COMMISSIONER'S RULES."

Instructions for completing Subscription Agreement
Redwood Mortgage Investors IX, LLC

Please follow these instructions and complete each section carefully, as failure to do may result in rejection of your Subscription Agreement.

Type of Ownership (page 2)

Check the appropriate box to indicate what type of investment you are making. Note under each classification any additional signatures or documents that may be required. If the investment type you are making is not listed, enter it in the section titled OTHER.

Item 1. Investor Name and Address

Enter the full name of the investor. For trust accounts and non-custodial qualified plans enter the name of the trustee(s) on the first line and the trust or plan name on the second line. On custodial accounts this section must be completed for the benefit plan investor; custodial information is entered in Item 2.

Enter the investor's mailing address, phone and Social Security Number or Tax ID Number. If the investment is made in more than one name, only one Tax ID Number will be used and should be that of the first person listed.

Item 2. Custodian Registration

Custodian should complete this section, entering all pertinent information and signing accordingly.

Item 3. Investment

Enter the number of units purchased and the dollar amount of the investment.

Mark whether the investment is an initial or additional investment.

Item 4. Distributions

Check the appropriate box to indicate whether the investor elects to participate in the Distribution Reinvestment Plan or to have earnings distributed monthly.

Each investor who elects to have distributions reinvested agrees to notify the company and the broker-dealer named in the Subscription Agreement in writing if at any time he or she fails to meet the applicable suitability standards or he or she is unable to make any other representations and warranties as set forth in the prospectus or Subscription Agreement.

Item 5. Special Address for Distributions

If distributions are to be sent to an address other than that provided in Item 1 or 2, provide the name, address and account number.

If distributions are to be made to a checking or savings account via electronic funds transfer, check the appropriate box and attach an original voided check for checking accounts or an original deposit slip for savings accounts.

Your request for EFT deposit may be rejected if it is not accompanied by the proper bank document as indicated above.

Item 6. Signatures

The investor initials each representation separately. If investment is held jointly or severally all investors must initial the representations.

Enter the date, city and state the Subscription Agreement was signed. If investment is held jointly or severally all investors must sign the Subscription Agreement. **Only <u>original</u> signatures will be accepted.**

Item 7. Broker-Dealer Information

All pertinent broker-dealer and registered representative/advisor information must be completed.

Subscription Agreement for commission sales must be signed by both the registered representative and the broker-dealer. Please note that if the registered representative is authorized to sign on behalf of the broker-dealer they must sign in both areas.

Registered Investment Advisors (RIA's) must fill in all pertinent advisor information and sign the Registered Representative/Advisor section.

The Subscription Agreement may be rejected if the pertinent sections are not fully completed and signed.

Only an <u>original</u>, completed copy of the Subscription Agreement can be accepted. Photocopied or otherwise duplicated Subscription Agreements can not be accepted.

Registered Investment Advisor and Non-Commission Sales

For sales made by RIA's or other non-commission sales, check the box at the end of Item 7 indicating as such. RIA's must also complete page 6 of the Subscription Agreement.

If the RIA is taking client fees paid from member earnings he or she must complete the AUTHORIZATION TO MAKE PAYMENTS OF CLIENT FEES and both the RIA and the investor must sign the authorization.

Item 8. Acceptance

Item 8 is for Redwood Mortgage Investors office use only

Forward the completed and signed original Subscription Agreement along with your payment to the following address. Wiring instructions are available. Please contact Investor Services for current wiring instructions.

Mailing Address	**Overnight Address**
Redwood Mortgage Investors IX, LLC	Redwood Mortgage Investors IX, LLC
P.O. Box 5096	900 Veterans Blvd, Suite 500
Redwood City, CA 94063	Redwood City, CA 94063

If you have any questions or require additional assistance in completing the Subscription Agreement, please contact Investor Services at (800) 659-6593, option 1.